DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

November 15, 2024

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	First Majestic Silver Corp.

Registration Statement on Form F-4

Filed October 15, 2024

File No. 333-282627

Dear Sirs and Mesdames:

On behalf of our client, First Majestic Silver Corp. (“First Majestic”), and pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, we transmit for your review First Majestic’s responses to the Staff’s letter of comment, dated November 6, 2024 (the “Comment Letter”), in respect of the above noted filing (the “Registration Statement”). First Majestic’s responses below are keyed to the headings and comment numbers contained in the Comment Letter. In connection with this letter, Amendment No. 1 to the Registration Statement (the “Amendment”) is being filed concurrently herewith.

Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information

Note 3) U.S. GAAP to IFRS Adjustments

b) Joint Arrangements - LGJV, page 84

1.

We understand from your disclosure that based on a preliminary assessment of the interests held by Gatos Silver Inc. in the mining operations of the Los Gatos Joint Venture (LGJV), you believe that it meets the definition of a joint venture, rather than a joint operation, based on the guidance pertaining to joint arrangements in paragraphs 4-19 and Appendix B of IFRS 11.

Please provide us with the analysis that you performed in formulating that assessment, including reference to the specific provisions within the contractual agreements governing the arrangement, and provide such agreements along with your reply; these should also be filed as exhibits or incorporated by reference into the Form F-4.

U.S. Securities and Exchange Commission

November 15, 2024

Please also advise us of your intentions as to whether LGJV financial statements and related notes would be included in your subsequent periodic filings, assuming that the acquisition is completed.

Analysis of Joint Venture Determination

First Majestic followed the principles of IFRS 11, Joint Arrangements (“IFRS 11”), when assessing whether or not the Los Gatos Joint Venture (“LGJV”) meets the definition of a joint venture, rather than a joint operation. In arriving at such conclusion, First Majestic assessed the key requirements of IFRS 11 Paragraph B21:

“As stated in paragraph B15, when the parties have structured a joint arrangement in a separate vehicle, the parties need to assess whether the legal form of the separate vehicle, the terms of the contractual arrangement and, when relevant, any other facts and circumstances give them:

(a) rights to the assets, and obligations for the liabilities, relating to the arrangement (i.e. the arrangement is a joint operation); or

(b) rights to the net assets of the arrangement (i.e. the arrangement is a joint venture).”

Legal form of the separate vehicle

Gatos Silver, Inc. (“Gatos”) and Dowa Metals & Mining Co., Ltd. (“Dowa”, and together with Gatos, the “Partners”) have entered into a Unanimous Omnibus Partner Agreement (the “joint agreement”) to form and manage the LGJV, with Gatos and Dowa owning 70% and 30% of the LGJV, respectively.

The joint arrangement is structured through two separate Mexican-incorporated entities (the “JV entities”). Mexican corporate law does not convey shareholders with any direct rights, title, or ownership over the assets held in a Mexican corporation or any obligation for the liabilities of a Mexican corporation (other than for the amount the shareholders have contributed to the Mexican corporation), including the JV entities. This is indicative of a joint venture, and not a joint operation, per IFRS 11 Paragraph B21.

Contractual terms of the Joint Arrangement

The activities of the LGJV are conducted by the JV entities. The joint agreement does not include a clause providing the Partners with rights to the assets, and obligations for the liabilities, of the LGJV. It is instead the JV entities that have the rights to the assets, and obligations for the liabilities, of the LGJV as outlined in Article 2.8 and the representations in Article 2.11 of the joint agreement.

U.S. Securities and Exchange Commission

November 15, 2024

The JV entities are responsible for any “indebtedness” (as defined in the joint agreement). Capital calls required by the LGJV pursuant to Article 3.5 of the joint agreement are funded in proportion to the Partners’ respective ownership interests in the JV entities. These capital calls are not the only source of income for the JV entities and are not a required source of on-going financing, as the JV entities generate revenues, with 76% of revenues being generated from third party sources (discussed further below). Therefore, the existence of these capital calls does not indicate that the Partners are funding substantially all the cash flows to the JV entities, and it does not indicate that the Partners have obligations for its liabilities, so it is indicative of a lack of a joint operation per IFRS 11 Paragraph B27.

Partner approval is required for any major decisions of the LGJV, with at least 90% of votes from the two Partners required, as set forth in (i) the definition of “Requisite Partner Approval” and (ii) Article 10.4 of the joint agreement. The Partners receive distributions from the JV entities, as outlined in Article 15 of the joint agreement, based on the LGJV’s remaining available cash at the end of the applicable period. As such, the contractual terms of the arrangement do not provide the Partners with direct rights to the assets of the LGJV but only to distributions of remaining cash (i.e. net assets) on a periodic basis. Therefore, the contractual terms of the joint agreement do not constitute a joint operation under IFRS 11 Paragraphs B22-B24.

Other facts and circumstances

In addition, First Majestic considered whether or not there are other facts and circumstances that would confer the rights to the assets, and obligations for the liabilities, of the LGJV to both Partners for purposes of the principles under IFRS 11 Paragraphs B31-32.

Under IFRS 11 Paragraphs B31 and B32:

“B31 When the activities of an arrangement are primarily designed for the provision of output to the parties, this indicates that the parties have rights to substantially all the economic benefits of the assets of the arrangement. The parties to such arrangements often ensure their access to the outputs provided by the arrangement by preventing the arrangement from selling output to third parties.”

“B32 The effect of an arrangement with such a design and purpose is that the liabilities incurred by the arrangement are, in substance, satisfied by the cash flows received from the parties through their purchases of the output. When the parties are substantially the only source of cash flows contributing to the continuity of the operations of the arrangement, this indicates that the parties have an obligation for the liabilities relating to the arrangement.”

U.S. Securities and Exchange Commission

November 15, 2024

The Cerro Los Gatos mine, operated by the LGJV, produces both zinc and lead concentrates. As summarized in Exhibit D of the joint agreement, and outlined in Article 13, an offtake agreement was signed between the LGJV and Dowa. The offtake agreement is an agreement between Dowa and the LGJV, which gives Dowa the right to purchase 100% of all zinc concentrate produced from the Cerro Los Gatos mine based on the prevailing market price. No similar agreement is in place for the lead concentrate produced by the mine, and 100% of the lead concentrate is sold to third parties and not to either Partner. These third-party sales of lead concentrate accounted for approximately 76% of the LGJV’s total revenue during such prior year.

As the activities of the LGJV are not designed to sell substantially all, or 90% or more, of the output to the Partners, the Partners do not have rights to substantially all the economic benefits of the assets of the arrangement. Therefore, the conditions of IFRS 11 Paragraph B31 are not met.

Further, since the Partners are not obligated to purchase 90% or more of the output of the LGJV, they are not substantially the only source of cash contributing to the continuity of the arrangement. Therefore, the Partners do not have an obligation for the liabilities of the LGJV, and the conditions of section IFRS 11 Paragraph B32 are not met.

Based on the above analysis of Paragraphs B31 and B32 of IFRS 11 together with the legal structure of the LGJV and the contractual terms of the joint agreement, the LGJV is not a joint operation under IFRS 11.

Instead, the Partners receive dividends from the LGJV’s remaining cash in accordance with each Partner’s participating interest, as per Article 15 of the joint agreement, which further supports that the Partners do not have rights to the assets and obligations for the liabilities of, and are only entitled to the net assets of, the LGJV, thereby meeting the requirements of a joint venture under IFRS 11 Paragraph B21(b).

Filing of Joint Agreement

The joint agreement, along with each amendment thereto, has been incorporated by reference as exhibits 99.2 through 99.11 to the Amendment.

Post-Closing Filing of LGJV Financial Statements

For so long as LGJV continues to be treated under IFRS as a “joint venture”, First Majestic, as a “foreign private issuer”, confirms that it intends to include in its post-closing periodic filings, all disclosure, including summarized financial information of LGJV, required by IFRS 12, Disclosure of Interests in Other Entities, as part of the First Majestic financial statements. First Majestic is a Canadian issuer that is eligible to use the Multi-Jurisdictional Disclosure System, and therefore files annual reports with the SEC on Form 40-F. We respectfully note that Rule 3-09 of Regulation S-X is not applicable to Form 40-F, and therefore First Majestic will not be required to file separate financial statements of the LGJV.

U.S. Securities and Exchange Commission

November 15, 2024

Exhibits

2.	Please file both a legal opinion and tax opinion prior to requesting effectiveness. Refer to Item 21 of Part II of Instructions to Form F-4.

A legal opinion and a tax opinion have been filed as Exhibits 5.1 and 8.1, respectively, in the Amendment. In addition, a list of significant subsidiaries of First Majestic has been filed as Exhibit 21.1 to the Amendment.

General

3.

On page 2, you have disclosure that First Majestic intends to mail to First Majestic shareholders a management information circular relating to the special meeting of First Majestic’s shareholders, a copy of which will be made available on your website and SEDAR+. However, you have disclosure on page 31 that First Majestic shareholders must approve the share issuance in connection with the merger pursuant to NYSE and TSX listing rules, and to “See the section entitled ‘[ ].’” From this, it is unclear if you intend to provide information about your proxy solicitation and notice of special meeting in this proxy/prospectus. Please explain how you intend to provide this information. If you do not believe that you have to include this information in this proxy/prospectus, please provide your analysis.

The Amendment has been revised to insert, on page 31 of the proxy/prospectus, the previously omitted cross-reference to the section entitled “First Majestic Shareholder Approval”. Other than the disclosure in that section, First Majestic does not intend to provide information about its proxy solicitation and notice of special meeting in this proxy/prospectus.

As a “foreign private issuer”, First Majestic is not subject to Section 14(a) of the Securities Exchange Act 1934 or Regulation 14A adopted thereunder, but is subject to proxy solicitation rules under Canadian securities laws, which differ from the requirements of Section 14(a). Therefore, although this proxy statement/prospectus will be mailed to Gatos’ shareholders in connection with Gatos’ special meeting of stockholders, First Majestic is preparing a separate management information circular in compliance with the disclosure rules under Canadian securities laws, and such circular will be mailed to First Majestic’s shareholders in connection with First Majestic’s special meeting of shareholders to approve the issuance of First Majestic common shares as merger consideration to Gatos shareholders. Other than differences resulting from the differences between SEC and Canadian disclosure rules, it is expected that the disclosure contained in the Canadian management information circular with respect to First Majestic, Gatos and the merger will be materially the same as the disclosure in this proxy/prospectus.

U.S. Securities and Exchange Commission

November 15, 2024

*   *   *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Keith Neumeyer

Samir Patel

First Majestic Silver Corp.